

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 11, 2008

Luis Miguel Sas, Chief Financial Officer
Petrobras Energia Participaciones
Maipu 1, 22nd Floor
(C1084ABA)
Buenos Aires, Argentina

> **Re:** **Petrobras Energia Participaciones**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 28, 2008**
> **File No. 001-31345**

Dear Mr. Sas:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Roger Schwall
Assistant Director